SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 4)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         NORTHWEST AIRLINES CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    667280101
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 6, 2007
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 15 Pages)

CUSIP No. 667280101                    13D                Page 2 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            178,300

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            178,300

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            178,300
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](1)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            0.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 3 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            1,440,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            1,440,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            1,440,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](2)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            1.6%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 4 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            1,618,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            1,618,300

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            1,618,300

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](3)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            1.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(3) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 5 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            2,781,700

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            2,781,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            2,781,700
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](4)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            3.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(4) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 6 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                       Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                              WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            4,400,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            4,400,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            4,400,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [X](5)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            5.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(5) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101                    13D                Page 7 of 15 Pages

Item 1.   Security and Issuer.

          The Schedule 13D initially filed on November 22, 2006, amended by Amendment No. 1 filed on December 11, 2006, amended by Amendment No. 2 filed on January 5, 2007, amended by Amendment No. 3 filed on January 29, 2007, relating to the common stock (the "Common Stock") of Northwest Airlines Corporation (the "Issuer"), whose principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121, is hereby amended and restated in its entirety by this Amendment No. 4 to the Schedule 13D.

Item 2.   Identity and Background.

          (a) This statement is filed by:

               (i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly owned by it;

              (ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly owned by it;

             (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

              (iv) Owl Creek Asset Management, L.P., a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Socially Responsible Investment Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("SRIF"); and

              (iv) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

          (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek
II. The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas and SRIF.

          (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 667280101                    13D                Page 8 of 15 Pages

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.   Source and Amount of Funds and Other Consideration.

          The shares of Common Stock were purchased with the working capital of Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF, and on margin. The Reporting Persons' margin transactions are with Morgan Stanley & Co., on such firm's usual terms and conditions. All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or SRIF. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of the Transaction.

          The Reporting Persons originally acquired shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity. Acquisition of beneficial ownership of, in the aggregate, in excess of 4,450,000 shares of Common Stock requires compliance with certain notice provisions of an order issued in connection with the Issuer's bankruptcy case (the "Order"). The Reporting Persons may, in the future, seek to acquire beneficial ownership of more than 4,450,000 shares of Common Stock, and, if so, will comply with the Order in all respects. The Reporting Persons' current investment in Common Stock, as disclosed in this Amended Schedule 13D, requires no action by the Reporting Persons under the Order.

          As previously disclosed in the Owl Creek I, L.P. amended Schedule 13D filed January 29, 2007 ("Amendment 3"), an unofficial Northwest Equity Committee (the "Ad Hoc Committee") was formed to protect the interests of the holders of the Issuer's common stock. The Ad Hoc Committee retained legal and financial advisors, and on January 11, 2007, first appeared before the United States Bankruptcy Court of the Southern District of New York (the "federal bankruptcy court") making a motion to compel the Acting United States Trustee ("UST") to appoint an official Northwest Equity Committee.

CUSIP No. 667280101                    13D                Page 9 of 15 Pages

          The Reporting Persons were concerned that the Issuer has abandoned its public stockholders in all respects, and in particular that there may be a plan or design to transfer value from stockholders to creditors and management by delaying a merger or similar transaction until after the Issuer emerges from bankruptcy. During a February 14, 2007 hearing, the federal bankruptcy court made clear that issues concerning potential post-emergence transactions do not pertain to a motion for an official equity committee, and moreover, it believes members of the Ad Hoc Committee should not be permitted to investigate such matters. The Ad Hoc Committee on February 28, 2007, withdrew its motion for an official equity committee. Following this withdrawal, on March 13, 2007, the Ad Hoc Committee moved for the UST to appoint an examiner on the limited issue of whether the Issuer and creditors are contemplating a merger or other transaction upon emergence, rather than to engage in such transaction within the reorganization. On April 5, 2007, the UST appointed an examiner to issue a written report regarding whether the Issuer has undervalued the company and ancillary issues. The examiner has until May 14, 2007 to issue its report.

          On April 6, 2007, the Issuer filed an amended Form 10-K for the fiscal year ended December 31, 2006 where it indicated that the Common Stock of the Issuer was registered under Section 12(g) of the Securities Exchange Act of 1934.

          In addition to the above, the legal advisors to the Ad Hoc Committee have submitted the following motions to the federal bankruptcy court: (i) an objection to the Issuer's motion extending the exclusive period in which the Issuer may solicit acceptances to its proposed plan of reorganization, (ii) an objection to the adequacy of the Issuer's proposed disclosure statement, (iii) an objection authorizing the Issuer to enter into an equity commitment agreement with J.P. Morgan Securities, Inc. and certain related matters and (iv) an objection to an order authorizing the Issuer to amend its restructuring agreement with Airbus, settle certain claims with Airbus and file such agreements under seal.

          The legal and financial advisors were retained in January 2007 to undertake certain information and diligence projects, to assist the Ad Hoc Committee in determining whether the Issuer was undervalued, to appear in the federal bankruptcy court, and to conduct additional analyses of the business, operations, management, strategy, bankruptcy case and future plans of the Issuer which include, among other things, the pursuit of potential strategic alternatives and other initiatives and transactions that are designed to enhance enterprise and shareholder value. Unaffiliated third parties have been approached with regard to potential strategic alternatives including alternatives to the bankruptcy plan proposed by the Issuer. As of this date, no definitive plans with regard to potential alternative proposals exist, and the Ad Hoc Committee continues to pursue its objections to the Issuer's proposed bankruptcy plan through the federal bankruptcy court.

          As a result of the actions undertaken on behalf of the Ad Hoc Committee as stated above, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with one or more of the other members of the Ad Hoc Committee. The Reporting Persons expressly disclaim membership in a group with the other members of the Ad Hoc Committee or any other person.

CUSIP No. 667280101                    13D                Page 10 of 15 Pages

          If the Reporting Persons were found to have been members of a group with the other members of the Ad Hoc Committee, then based on information and belief, the aggregate number of shares of Common Stock beneficially owned by such group as of April 6, 2007 would have been 20,333,567 shares or approximately 23.3% of the Issuer's Common Stock. As of the date of this amended
Schedule 13D filing, the Ad Hoc Committee consists of the Reporting Persons and two other members.

          Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

          Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, actions taken by the creditors committee of the Issuer, developments in the Issuer's bankruptcy case, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future, subject to requirements of any applicable court orders including the Order, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     A.   Owl Creek I, L.P.
          (a)  Aggregate number of shares beneficially owned: 178,300
               Percentage: 0.2% The percentages used herein and in the rest of
Item 5 are calculated based upon 87,381,308 shares of Common Stock that are outstanding as of January 31, 2007 as reported by the Issuer in its Form 10-K/A filed on April 6, 2007.
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 178,300
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 178,300
          (c) Owl Creek I did not enter into any transactions in the Common Stock of the Issuer within the last sixty days.
          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e)  Not applicable.

CUSIP No. 667280101                    13D                Page 11 of 15 Pages

     B.   Owl Creek II, L.P.
          (a)  Aggregate number of shares beneficially owned: 1,440,000
               Percentage: 1.6%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 1,440,000
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 1,440,000
          (c) Owl Creek II did not enter into any transactions in the Common Stock of the Issuer within the last sixty days.
          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, has the power to direct the affairs of Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e)  Not applicable.

     C.   Owl Creek Advisors, LLC
          (a)  Aggregate number of shares beneficially owned: 1,618,300
               Percentage: 1.9%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 1,618,300
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 1,618,300
          (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. However, Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II and has the power to direct the affairs of Owl Creek I and Owl Creek II. Neither Owl Creek I nor Owl Creek II entered into any transactions in the Common Stock of the Issuer within the last sixty days.
          (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e)  Not applicable.

     D.   Owl Creek Asset Management, L.P.
          (a)  Aggregate number of shares beneficially owned: 2,781,700
               Percentage: 3.2%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 2,781,700
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 2,781,700
          (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas and SRIF and has the power to direct the investment activities of Owl Creek Overseas and SRIF. Neither Owl Creek Overseas nor SRIF entered into any transactions in the Common Stock of the Issuer within the last sixty days.

CUSIP No. 667280101                    13D                Page 12 of 15 Pages

          (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas and SRIF, has the power to direct the investment activities of Owl Creek Overseas and SRIF, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
          (e)  Not applicable.

     E.   Jeffrey A. Altman
          (a)  Aggregate number of shares beneficially owned: 4,400,000
               Percentage: 5.0%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 4,400,000
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 4,400,000
          (c) Mr. Altman did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. None of Owl Creek I, Owl Creek II, Owl Creek Overseas or SRIF entered into any transactions in the Common Stock of the Issuer within the last sixty days.
          (d)  Not applicable.
          (e)  Not applicable.

     F.   Debt Securities Holdings

          Pursuant to Telephone Interpretation O.14 in the SEC Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, in addition to the shares of Common Stock acquired by the Reporting Persons, the Reporting Persons hold in the aggregate $19,000,000 face amount of the Issuer's 10% Notes due February 1, 2009, $19,200,000 face amount of the Issuer's 9.875% Notes due March 15, 2007, $11,000,000 of the Issuer's 8.875% Notes due June 1, 2006 and $5,000,000 of the Issuer's 8.70% Notes due March 15, 2007. The acquisition dates, face amount and the purchase amount of the unsecured notes held by the Reporting Persons are set forth in Schedule A and are incorporated herein by reference. As a result of holding these debt positions, on March 29, 2007, the Reporting Persons received rights to purchase up to 378,462 shares of common stock, subject to proration, in an offering of equity securities to be issued by the Issuer following its emergence from bankruptcy. The rights will only become exercisable in the event that the Issuer's plan of reorganization is approved by the federal bankruptcy court and will not be issued until after the effectiveness of a registration statement that was initially filed with the Securities and Exchange Commission on April 2, 2007.

          As indicated in Item 4, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the other members of the Ad Hoc Committee. The Reporting Persons expressly disclaim membership in a group with the other members of the Ad Hoc Committee or any other person. On information and belief, the other current members of the Ad Hoc Committee are Marathon Asset Management LLP and its affiliates and Jeremy Hosking, and the aggregate number of shares of Common Stock of the Issuer beneficially owned as of April 25, 2007 by all of such persons, including the Reporting Persons, was 7,032,819 shares, or 8.0% of the shares outstanding.

CUSIP No. 667280101                    13D                Page 13 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock, the relative value of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Common Stock may be included, or a combination of any of the foregoing. In addition to the Common Stock that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 6,054,600 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

          Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1. Letter to the Acting United States Trustee dated November 21, 2006. (previously filed)

Exhibit 2. Joint Filing Agreement (previously filed)

Exhibit 3. Second Letter to the Acting United States Trustee dated December 8, 2006. (previously filed)

Exhibit 4. Letter from the Acting United States Trustee dated December 21, 2006. (previously filed)

Exhibit 5. Letter to the Chairman of the Board of Directors of the Issuer dated January 26, 2007. (previously filed)

Exhibit 6. Verified Statement of Kasowitz, Benson, Torres & Friedman LLP Pursuant to Bankruptcy Rule 2019(a) filed as of January 16, 2007.

Exhibit 7. Verified Amended Statement of Kasowitz, Benson, Torres & Friedman LLP Pursuant to Bankruptcy Rule 2019(a) filed as of January 19, 2007.

Exhibit 8. Verified Amended Statement of the Ad Hoc Committee of Equity
Security Holders Pursuant to Bankruptcy Rule 2019(a) filed as of March 21, 2007.

CUSIP No. 667280101                    13D                Page 14 of 15 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  April 27, 2007

                                  /s/ JEFFREY A. ALTMAN
                                  ---------------------
                                  Jeffrey A. Altman, individually, and as
                                  managing member of Owl Creek Advisors, LLC,
                                  for itself and as general partner of
                                  Owl Creek I, L.P. and Owl Creek II L.P.,
                                  and as managing member of the general
                                  partner of Owl Creek Asset Management, L.P.,
                                  for itself and as investment manager to Owl
                                  Creek Overseas Fund, Ltd. and Owl Creek
                                  Socially Responsible Investment Fund, Ltd.

CUSIP No. 667280101                    13D                Page 15 of 15 Pages

                                   Schedule A


Additional Securities of the Issuer Purchased by the Reporting Persons

-------------------------------------------------- ---------------- --------------- -------------
                                                   Face Amount of      Date of        Purchase
                                                        Claim        Acquisition       Amount
-------------------------------------------------- ---------------- --------------- -------------
Issuer's 10% Notes due February 1, 2009              $9,000,000       11/16/2006     $7,537,500
                                                    $10,000,000       11/17/2006     $8,340,000
-------------------------------------------------- ---------------- --------------- -------------
Issuer's 9.875% Notes due March 15, 2007             $9,000,000       11/16/2006     $7,735,000
                                                     $2,000,000       11/17/2006     $1,685,000
                                                     $4,000,000       11/20/2006     $3,415,000
                                                     $4,200,000       12/05/2006     $3,612,000
-------------------------------------------------- ---------------- --------------- -------------
Issuer's 8.875% Notes due June 1, 2006               $6,000,000       11/20/2006     $4,955,000
                                                     $5,000,000       11/21/2006     $4,162,500
-------------------------------------------------- ---------------- --------------- -------------
Issuer's 8.70% Notes due March 15, 2007              $5,000,000       11/21/2006     $4,175,000
-------------------------------------------------- ---------------- --------------- -------------

